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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

MPC Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

GTG PC Investments, LLC

c/o The Gores Group, LLC

6260 Lookout Road

Boulder, CO 80301

Attn: Chief Financial Officer

(303) 531-3100

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GTG PC Investments, LLC 52-2321084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,816,135
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,816,135

11.	Aggregate amount Beneficially Owned by Each Reporting Person 2,816,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.98%
14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alec E. Gores
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,816,135
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,816,135

11.	Aggregate amount Beneficially Owned by Each Reporting Person 2,816,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.98%
14.	Type of Reporting Person (See Instructions) IN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to MPC Corporation, a Colorado corporation formerly known as HyperSpace Communications, Inc. (the “Company”) on August 4, 2005, as amended and supplemented by Amendment No. 1 on March 6, 2006 and Amendment No. 2 on July 12, 2007 (the “Amended Original Filing”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Amended Original Filing.

Item 2.	Identity and Background

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4.

Item 4.	Purpose of Transaction

Item 4 of the Amended Original Filing is hereby amended by adding the following disclosure:

“On July 10, 2007, GTG PC Investments disposed of an aggregate of 150,000 shares of Common Stock of the Company for an average price per share of $1.14. All such sales by GTG PC Investments were made in the open market on the American Stock Exchange.”

Other than as described herein, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although each Reporting Person reserves the right to develop such plans or proposals.

Item 5.	Interest in the Securities of Issuer

Items 5(a)-(b) of the Amended Original Filing are hereby amended and restated as set forth in the following four paragraphs:

“(a)-(b) Each Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 2,816,135 shares of Common Stock of the Company, which includes (a) 1,485,611 shares of Common Stock of the Company and (b) warrants to acquire 1,330,524 shares of Common Stock of the Company at an exercise price of $5.50 per share, which constitutes beneficial ownership of 18.98% of the outstanding Common Stock of the Company (including the ability to acquire Common Stock by such Reporting Persons within 60 days pursuant to the exercise of warrants held by GTG PC Investments). The percentages of outstanding Company Common Stock reported in this Item 5(a) are based on the assumption that there are 13,505,018 shares of Company Common Stock outstanding.

GTG PC Investments may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 2,816,135 shares of Common Stock.

By virtue of being the managing member GTG PC Investments, Mr. Gores may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 2,816,135 shares of Common Stock.

The responses of the Reporting Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock of the Company beneficially owned are herein incorporated by reference.”

(c)	No material change has occurred in the facts set forth in the response to Item 5(c) of the Initial Fling.

(d)	No material change has occurred in the facts set forth in the response to Item 5(d) of the Initial Fling.

(e)	No material change has occurred in the facts set forth in the response to Item 5(e) of the Initial Fling.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as previously disclosed in the Amended Original Filing, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2006	GTG PC INVESTMENTS, LLC, a Delaware limited liability company

	By:	/s/ Alec E. Gores
Alec E. Gores
Managing Member

/s/ Alec E. Gores
Alec E. Gores